Filed by Enterprise Financial Services Corp
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Jefferson County Bancshares, Inc.
Commission File No.: 001-15373

ENTERPRISE FINANCIAL REPORTS FOURTH QUARTER 2016 AND YEAR END RESULTS

Reported Highlights

•	2016 net income of $48.8 million, or $2.41 per diluted share, up 27% from 2015

•	Fourth quarter net income of $13.6 million, or $0.67 per diluted share, increased 15% over the linked quarter, and 28% from the prior year quarter

•	Return on average assets of 1.36% for the quarter, and 1.29% for the year

•	Portfolio loans grew 13% and commercial and industrial ("C&I") loans grew 10% during 2016

•	Issued $50 million of fixed-to-floating subordinated debt with initial annual interest rate of 4.75%

Core Highlights1

•	2016 core net income of $41.2 million, or $2.03 per diluted share, up 22% from 2015

•	Fourth quarter core net income of $11.9 million, or $0.59 per diluted share, increased 20% over the linked quarter, and 19% from the prior year quarter

•	Fourth quarter core net interest income of $32.2 million, up 8% annualized from the linked quarter, and 12% from the prior year quarter

•	Core return on average assets of 1.19% for the quarter, and 1.09% for the year

St. Louis, Mo. January 23, 2017. Enterprise Financial Services Corp (NASDAQ: EFSC) (the “Company” or "EFSC") reported net income of $48.8 million for the year ended December 31, 2016, an increase of $10.4 million, or 27%, as compared to the prior year. Net income per diluted share was $2.41 for the year ended December 31, 2016, an increase of 28%, compared to $1.89 per diluted share for the prior year. The Company recorded net income of $13.6 million for the quarter ended December 31, 2016, an increase of 15%, compared to $11.8 million for the linked quarter, and an increase of 28%, compared to $10.7 million for the prior year quarter. Net income per diluted share was $0.67 for the fourth quarter of 2016, an increase of 29%, compared to $0.52 per diluted share for the fourth quarter of 2015.

On a core basis1, the Company reported net income of $41.2 million, or $2.03 per diluted share, for the year ended December 31, 2016, compared to $33.8 million, or $1.66 per diluted share in 2015. Growth in net interest income contributed an additional $0.51 per share, partially offset by higher noninterest expense of $0.16 per share. Core net income for the fourth quarter of 2016 was $11.9 million, or $0.59 per diluted share, compared to $9.9 million, or $0.49 per diluted share for the linked quarter, and $10.1 million, or $0.49 per diluted share in the prior year period. The increase over the linked and prior year quarters was due to an increase in net interest income from strong deposit and loan growth, as well as growth of fee income.

The Company's Board of Directors approved the Company's quarterly dividend of $0.11 per common share for the first quarter of 2017, payable on March 31, 2017 to shareholders of record as of March 15, 2017.

Peter Benoist, EFSC's Chief Executive Officer, commented, “2016 was another record year for Enterprise. We delivered return on average assets of 1.29%, of which 1.09% was from expanded core performance. Additionally, through our capital management efforts, we provided a 14% return on average tangible common equity to our shareholders.”

1 A non-GAAP measure. Refer to discussion & reconciliation of these measures in the accompanying financial tables.

Benoist added, “We continued to demonstrate our ability to grow in each of our markets and specialty businesses, as portfolio loans grew 13% for the second year in a row, and we feel confident in our ability to continue our momentum into 2017. We look to achieve continued performance gains by further leveraging our investments in technology and people, as well as our credit discipline and superior customer service. Additionally, we are pleased to bring the customers and associates at Jefferson County Bancshares on board in early 2017. I’m extremely proud of all our associates and look forward to welcoming new ones to continue our success.”

Net Interest Income: Net interest income for the fourth quarter increased $1.6 million from the linked third quarter, and $3.4 million from the prior year period, due to strong growth in portfolio loan balances funded by core deposit growth. Total net interest income and margin continues to benefit, as well, from accelerated cash flows and accretion in the purchased credit impaired ("PCI") portfolio. Net interest margin, on a fully tax equivalent basis, was 3.79% for the fourth quarter of 2016, a decrease of one basis point compared to 3.80% in the linked third quarter, and a decrease of 12 basis points from 3.91% in the fourth quarter of 2015.

The yield on portfolio loans was 4.24% in the fourth quarter, a decrease of one basis point from the linked third quarter, but eight basis points higher than the fourth quarter of 2015. The yield on PCI loans was 37.07% in the fourth quarter, as compared to 23.07% in the linked quarter, and 24.79% in the prior year period.

The cost of interest-bearing deposits was 0.49% in the fourth quarter of 2016, remaining stable with the linked third quarter, and one basis point higher than the fourth quarter of 2015. The cost of interest-bearing liabilities was 0.58% in the quarter, increasing six basis points from the linked quarter, and eight basis points from the fourth quarter of 2015. The increase over both periods was largely due to higher interest expense from the issuance of $50 million of subordinated debt. The Company issued $50 million of 10 year subordinated notes effective November 1, 2016 at a fixed rate of 4.75% for the first five years, then a floating rate of LIBOR + 3.387% thereafter.

Core net interest margin1, defined as net interest margin (fully tax equivalent), including contractual interest on PCI loans, but excluding the incremental accretion on these loans, was as follows:

	For the Quarter ended			For the Year ended
($ in thousands)	December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Core net interest income[1]	$32,175	$31,534	$28,667	$123,515	$107,618
Core net interest margin[1]	3.44%	3.54%	3.50%	3.51%	3.46%

Core net interest income1 increased 8% on an annualized basis, compared to the linked third quarter, and increased 12% when compared to the prior year period, due primarily to growth in portfolio loan balances funded by core deposits. Core net interest margin1 declined ten basis points when compared to the linked quarter, largely due to the subordinated debt issuance, and six basis points from the prior year quarter. When compared to the prior year period, portfolio loan and core deposit growth, along with stronger portfolio yields, mitigated the impact of the debt issuance on net interest margin. The Company continues to manage its balance sheet to grow core net interest income and expects to maintain or improve core net interest margin over the coming quarters; however, pressure on funding costs and continued reductions in PCI loan balances could negate the expected trends in core net interest margin.

Portfolio Loans: Portfolio loans totaled $3.1 billion at December 31, 2016, increasing $81 million, or 11% annualized, compared to the linked quarter. On a year over year basis, portfolio loans increased $368 million, or 13%, and the Company grew loans in all major categories. The Company expects portfolio loan growth, excluding the impact of the pending acquisition of Jefferson County Bancshares, Inc. ("JCB"), at or above 10% for 2017.

Commercial and industrial ("C&I") loans increased $33.9 million during the fourth quarter of 2016 compared to the linked quarter. C&I loans represented 52% of the Company's loan portfolio at December 31, 2016, compared to 53%

1 A non-GAAP measure. Refer to discussion & reconciliation of these measures in the accompanying financial tables.

at September 30, 2016, and 54% at December 31, 2015. C&I loans increased $148 million, or 10%, since December 31, 2015.

The Company continues to focus on originating high-quality C&I relationships, as they typically have variable interest rates and allow for cross selling opportunities involving other banking products. The Company's specialized lending products, particularly enterprise value lending and life insurance premium finance, have contributed to the growth in the C&I category. C&I loan growth also supports management's efforts to maintain the Company's asset sensitive interest rate risk position. At December 31, 2016, 63% of the Company's portfolio loans had variable interest rates, compared to 64% at September 30, 2016 and 62% at December 31, 2015.

The following table presents portfolio loans with selected specialized lending detail for the most recent five quarters.

	At the Quarter ended
(in thousands)	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Enterprise value lending	$388,798	$394,923	$353,915	$359,862	$350,266
C&I - general	794,451	755,829	737,904	759,330	732,186
Life insurance premium financing	305,779	298,845	295,643	272,450	265,184
Tax credits	143,686	149,218	152,995	153,338	136,691
CRE, Construction, and land development	1,089,498	1,044,827	971,130	948,859	932,084
Residential real estate	240,760	233,960	211,155	202,255	196,498
Consumer and other	155,420	160,103	161,167	136,522	137,828
Portfolio loans	$3,118,392	$3,037,705	$2,883,909	$2,832,616	$2,750,737

Portfolio loan yield	4.24%	4.25%	4.20%	4.19%	4.16%

PCI Loans: PCI loans totaled $39.8 million at December 31, 2016, a decrease of $7.7 million, or 16%, from the linked third quarter, and $35.0 million, or 47% from the prior year, primarily as a result of principal paydowns and accelerated loan payoffs.

PCI loans contributed $2.9 million of net earnings in the fourth quarter of 2016, compared to $2.0 million in the linked quarter, and $0.6 million in the prior year period. PCI loans contributed $9.3 million for the year ended December 31, 2016, and $4.6 million for the prior year. At December 31, 2016 the remaining accretable yield on the portfolio was estimated to be $13 million, and the non-accretable difference was approximately $19 million. Accelerated cash flows and other incremental accretion from PCI loans was $3.3 million for the quarter ended December 31, 2016, $2.3 million for the linked quarter, and $3.4 million for the prior year quarter. Accelerated cash flows and other incremental accretion from PCI loans was $12.0 million for the year ended December 31, 2016, and $12.8 million for the prior year. The Company estimates 2017 income from accelerated cash flows and other incremental accretion to be between $5 million and $7 million.

1 A non-GAAP measure. Refer to discussion & reconciliation of these measures in the accompanying financial tables.

Asset Quality: The following table presents the categories of nonperforming assets and related ratios for the most recent five quarters.

	For the Quarter ended
($ in thousands)	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Nonperforming loans	$14,905	$19,942	$12,813	$9,513	$9,100
Other real estate from originated loans	740	2,719	2,741	2,813	3,218
Other real estate from PCI loans	240	240	2,160	7,067	5,148
Nonperforming assets	$15,885	$22,901	$17,714	$19,393	$17,466

Nonperforming loans to portfolio loans	0.48%	0.66%	0.44%	0.34%	0.33%
Nonperforming assets to total assets	0.39%	0.59%	0.47%	0.52%	0.48%
Allowance for portfolio loan losses to portfolio loans	1.20%	1.23%	1.23%	1.21%	1.22%
Net charge-offs (recoveries)	$897	$1,038	$(409)	$(99)	$(647)

Nonperforming loans were $14.9 million at December 31, 2016, a decrease of $5.0 million, or 25%, from $19.9 million at September 30, 2016, and an increase of $5.8 million, or 64%, from $9.1 million at December 31, 2015. During the quarter ended December 31, 2016, there were $2.0 million of charge-offs, $3.4 million of paydowns and other principal reductions, $0.1 million of assets transferred to other real estate, and $0.5 million of additions to nonperforming loans. The net additions to nonperforming loans were primarily related to two unrelated accounts.

The Company reported provision for portfolio loan losses of $1.0 million, compared to $3.0 million in the linked quarter, and $0.5 million in the prior year period. For the year ended December 31, 2016, the Company reported provision for portfolio loan losses of $5.6 million, compared to $4.9 million for the prior year period. The Company believes the provision is reflective of growth in the portfolio and maintaining a prudent credit risk posture.

Other real estate totaled $1.0 million at December 31, 2016, a decrease of $2.0 million from September 30, 2016, and a decrease of $7.4 million from December 31, 2015. During the fourth quarter of 2016, the Company sold $1.6 million of other real estate for a gain of $1.2 million. At December 31, 2016, nonperforming assets declined to 0.39% of total assets, compared to 0.59% at September 30, 2016, and 0.48% at December 31, 2015.

Deposits: Total deposits at December 31, 2016 were $3.2 billion, an increase of $109 million, or 14% annualized, from September 30, 2016, and an increase of $449 million, or 16%, from December 31, 2015. Core deposits, defined as total deposits excluding time deposits, were $2.8 billion at December 31, 2016, an increase of $123 million, or 19% on an annualized basis, from the linked quarter, and an increase of $332 million, or 14%, from the prior year period. The increase in deposits reflects the Company's enhanced deposit gathering efforts in both commercial and business banking and seasonally strong customer deposit balances.

Noninterest-bearing deposits increased $105 million compared to September 30, 2016, and increased $149 million compared to December 31, 2015. The composition of noninterest-bearing deposits increased to 26.8% of total deposits at December 31, 2016, compared to 24.4% at September 30, 2016 and 25.8% at December 31, 2015.

Noninterest Income: Deposit service charges for the fourth quarter of 2016 of $2.2 million remained stable when compared to the linked quarter, and grew 8% compared to the prior year quarter, due to new and expanded deposit customer relationships. Wealth management revenues were relatively stable at $1.7 million compared to the linked third quarter and the prior year period.

Trust assets under management were $1.0 billion at December 31, 2016, an increase of $104 million when compared to the linked quarter, and an increase of $161 million, or 18%, when compared to the prior year end. The increase over the linked and prior year quarters was primarily due to market performance as well as the addition of new clients. Trust assets under administration were $1.7 billion at December 31, 2016, an increase of $117 million, or 30%

1 A non-GAAP measure. Refer to discussion & reconciliation of these measures in the accompanying financial tables.

annualized, when compared to the linked quarter, and an increase of $175 million, or 12%, when compared to December 31, 2015.

Gains from state tax credit brokerage activities, net of fair value market adjustments, were $1.7 million for the fourth quarter of 2016, compared to $0.2 million for the linked third quarter, and $1.7 million in the fourth quarter of 2015. Sales of state tax credits can vary by quarter, but generally occur in the first and fourth quarters of the year depending on client demand and availability of the tax credits.

Other noninterest income of $2.1 million decreased 29% from the linked quarter, but increased 28% from the prior year period. The decrease from the linked quarter was due to a decline in fees earned from certain recoveries, mortgage banking activities, and swap fee income. The increase from the prior year period was largely due to an increase in card fee income.

Noninterest Expenses: Noninterest expenses were $23.2 million for the quarter ended December 31, 2016, $20.8 million for the linked quarter, and $22.9 million for the prior year period. The $2.4 million increase from the linked quarter was due to $1.1 million of merger related expenses for the Company's pending merger with JCB, and $1.0 million related to lease buyouts of two unused facilities. Noninterest expenses were $86.1 million for the year ended December 31, 2016, and $82.2 million for the prior year.

Core noninterest expenses1, which exclude certain non-comparable expenses including the previously mentioned JCB merger expenses, facilities charges, and expenses directly related to PCI loans and assets, were $21.1 million for the quarter ended December 31, 2016, $20.2 million for the linked quarter, $20.0 million for the prior year period. The increase from the prior year quarter was primarily due to an increase in employee compensation and benefits from the addition of client service personnel to facilitate growth as well as additional incentive accruals. Core noninterest expenses1 for the year ended December 31, 2016 were $82.2 million, and $77.5 million for the prior year. The Company's core efficiency ratio1 was 52.7% for the quarter ended December 31, 2016, compared to 52.8% for the linked quarter, and 56.1% for the prior year period, and reflects overall expense management and revenue growth trends.

Excluding the pending JCB merger, the Company continues to expect total noninterest expenses to be between $19.5 million and $21.5 million per quarter.

Capital: The total risk based capital ratio1 was 13.48% at December 31, 2016, compared to 12.01% at September 30, 2016, and 11.85% at December 31, 2015. The increase from the linked and prior year quarters was largely due to the $50 million subordinated debt issuance discussed previously. Regulatory guidance allows for this subordinated debt to be treated as Tier 2 capital for regulatory capital purposes for a period of time. The Company's common equity tier 1 capital ratio1 was 10.99% at December 31, 2016, compared to 10.82% at September 30, 2016, and 10.61% at December 31, 2015.

The tangible common equity ratio1 was 8.76% at December 31, 2016, versus 8.99% at September 30, 2016, and 8.88% at December 31, 2015. The decrease in the tangible common equity ratio as compared to the linked quarter and prior year quarter was primarily due to a decline in the fair value of the investment portfolio from the recent increase in interest rates.

Capital ratios for the current quarter are based on the Basel III regulatory capital framework as applied to the Company’s current businesses and operations, and are subject to, among other things, completion and filing of the Company’s regulatory reports. The attached tables contain a reconciliation of these ratios to U.S. GAAP financial measures.

For more information contact:
Investor Relations: Keene Turner, Executive Vice President and CFO (314) 512-7233
Media: Karen Loiterstein, Senior Vice President (314) 512-7141

Use of Non-GAAP financial measures1

1 A non-GAAP measure. Refer to discussion & reconciliation of these measures in the accompanying financial tables.

The Company's accounting and reporting policies conform to generally accepted accounting principles in the United States (“GAAP”) and the prevailing practices in the banking industry. However, the Company provides other financial measures, such as core net income and core net interest margin, and other core performance measures, regulatory capital ratios, and the tangible common equity ratio, in this release that are considered “non-GAAP financial measures.” Generally, a non-GAAP financial measure is a numerical measure of a company's financial performance, financial position, or cash flows that exclude (or include) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP.

The Company considers its core performance measures presented in this earnings release and the included tables as important measures of financial performance, even though they are non-GAAP measures, as they provide supplemental information by which to evaluate the impact of PCI loans and related income and expenses, the impact of certain non-comparable items, and the Company's operating performance on an ongoing basis. Core performance measures include contractual interest on PCI loans, but exclude incremental accretion on these loans. Core performance measures also exclude the change in FDIC receivable, gain or loss on sale of other real estate from PCI loans, and expenses directly related to PCI loans and other assets formerly covered under FDIC loss share agreements. Core performance measures also exclude certain other income and expense items, such as executive separation costs, merger related expenses, facilities charges, and the gain or loss on sale of investment securities, the Company believes to be not indicative of or useful to measure the Company's operating performance on an ongoing basis. The Company believes that the tangible common equity ratio provides useful information to investors about the Company's capital strength even though it is considered to be a non-GAAP financial measure and is not part of the regulatory capital requirements to which the Company is subject.

The Company believes these non-GAAP measures and ratios, when taken together with the corresponding GAAP measures and ratios, provide meaningful supplemental information regarding the Company's performance and capital strength. The Company's management uses, and believes that investors benefit from referring to, these non-GAAP measures and ratios in assessing the Company's operating results and related trends and when forecasting future periods. However, these non-GAAP measures and ratios should be considered in addition to, and not as a substitute for or preferable to, ratios prepared in accordance with GAAP. In the attached tables, the Company has provided a reconciliation of, where applicable, the most comparable GAAP financial measures and ratios to the non-GAAP financial measures and ratios, or a reconciliation of the non-GAAP calculation of the financial measure for the periods indicated.

Conference Call and Webcast Information
The Company will host a conference call and webcast at 2:30 p.m. Central time on Tuesday, January 24, 2017. During the call, management will review the fourth quarter of 2016 results and related matters. This press release as well as a related slide presentation will be accessible on the Company's website at www.enterprisebank.com under “Investor Relations” beginning prior to the scheduled broadcast of the conference call. The call can be accessed via this same website page, or via telephone at 1-800-533-7619 (Conference ID #5788209.) A recorded replay of the conference call will be available on the website two hours after the call's completion. Visit http://bit.ly/EFSC2016Earnings and register to receive a dial in number, passcode, and pin number. The replay will be available for approximately two weeks following the conference call.

Enterprise Financial Services Corp operates commercial banking and wealth management businesses in metropolitan St. Louis, Kansas City, and Phoenix. The Company is primarily focused on serving the needs of privately held businesses, their owner families, executives and professionals.

Forward-looking Statements
Readers should note that, in addition to the historical information contained herein, this press release contains "forward-looking statements" within the meaning of, and intended to be covered by, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about the Company's plans, expectations, and projections of future financial and operating results, as well as statements regarding the Company's plans, objectives, expectations or consequences of announced transactions (including the Company's announced, pending merger with JCB). The Company uses words such as "may," "might," "will," "should,"

1 A non-GAAP measure. Refer to discussion & reconciliation of these measures in the accompanying financial tables.

"expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "could," "continue," "anticipate," and “intend”, and variations of such words and similar expressions, in this release to identify such forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those contemplated from such statements. Factors that could cause or contribute to such differences include, but are not limited to, the Company's ability to efficiently integrate acquisitions into its operations, retain the customers of these businesses and grow the acquired operations, credit risk, changes in the appraised valuation of real estate securing impaired loans, outcomes of litigation and other contingencies, exposure to general and local economic conditions, risks associated with rapid increases or decreases in prevailing interest rates, consolidation in the banking industry, competition from banks and other financial institutions, the Company's ability to attract and retain relationship officers and other key personnel, burdens imposed by federal and state regulation, changes in regulatory requirements, changes in accounting regulation or standards applicable to banks, as well as other risk factors described in the Company's 2015 Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission (the "SEC"). Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future events unless required under the federal securities laws.

Additional Information about the Merger and Where to Find It
In connection with the proposed merger transaction, the Company filed a Registration Statement on Form S-4 (file no. 333-214990) with the SEC that includes a Proxy Statement of JCB, and a Prospectus of the Company, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about the Company and JCB, may be obtained at the SEC’s website www.sec.gov. The Company, JCB, and some of their directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of JCB in connection with the proposed merger. Information about the directors and executive officers of the Company is set forth in the Proxy Statement for the Company’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 16, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

1 A non-GAAP measure. Refer to discussion & reconciliation of these measures in the accompanying financial tables.

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited)

	For the Quarter ended					For the Year ended
($ in thousands, except per share data)	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
EARNINGS SUMMARY
Net interest income	$35,454	$33,830	$33,783	$32,428	$32,079	$135,495	$120,410
Provision for portfolio loan losses	964	3,038	716	833	543	5,551	4,872
Provision reversal for purchased credit impaired loan losses	(343)	(1,194)	(336)	(73)	(917)	(1,946)	(4,414)
Noninterest income	9,029	6,976	7,049	6,005	6,557	29,059	20,675
Noninterest expense	23,181	20,814	21,353	20,762	22,886	86,110	82,226
Income before income tax expense	20,681	18,148	19,099	16,911	16,124	74,839	58,401
Income tax expense	7,053	6,316	6,747	5,886	5,445	26,002	19,951
Net income	$13,628	$11,832	$12,352	$11,025	$10,679	$48,837	$38,450

Diluted earnings per share	$0.67	$0.59	$0.61	$0.54	$0.52	$2.41	$1.89
Return on average assets	1.36%	1.23%	1.33%	1.22%	1.20%	1.29%	1.14%
Return on average common equity	14.04%	12.46%	13.57%	12.46%	12.14%	13.14%	11.47%
Return on average tangible common equity	15.33%	13.64%	14.91%	13.74%	13.43%	14.42%	12.77%
Net interest margin (fully tax equivalent)	3.79%	3.80%	3.93%	3.87%	3.91%	3.84%	3.86%
Efficiency ratio	52.11%	51.01%	52.29%	54.02%	59.23%	52.33%	58.28%

CORE PERFORMANCE SUMMARY (NON-GAAP)[1]
Net interest income	$32,175	$31,534	$30,212	$29,594	$28,667	$123,515	$107,618
Provision for portfolio loan losses	964	3,038	716	833	543	5,551	4,872
Noninterest income	7,849	6,828	6,105	6,005	7,056	26,787	25,575
Noninterest expense	21,094	20,242	20,446	20,435	20,027	82,217	77,472
Income before income tax expense	17,966	15,082	15,155	14,331	15,153	62,534	50,849
Income tax expense	6,021	5,142	5,237	4,897	5,073	21,297	17,058
Net income	$11,945	$9,940	$9,918	$9,434	$10,080	$41,237	$33,791

Diluted earnings per share	$0.59	$0.49	$0.49	$0.47	$0.49	$2.03	$1.66
Return on average assets	1.19%	1.04%	1.07%	1.04%	1.13%	1.09%	1.00%
Return on average common equity	12.31%	10.47%	10.89%	10.66%	11.46%	11.10%	10.08%
Return on average tangible common equity	13.44%	11.46%	11.98%	11.76%	12.68%	12.18%	11.22%
Net interest margin (fully tax equivalent)	3.44%	3.54%	3.52%	3.54%	3.50%	3.51%	3.46%
Efficiency ratio	52.70%	52.77%	56.30%	57.40%	56.06%	54.70%	58.17%

[1]Refer to Reconciliations of Non-GAAP Financial Measures table for a reconciliation of these measures to GAAP.

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	For the Quarter ended					For the Year ended
(in thousands, except per share data)	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
INCOME STATEMENTS
NET INTEREST INCOME
Total interest income	$39,438	$37,293	$37,033	$35,460	$35,096	$149,224	$132,779
Total interest expense	3,984	3,463	3,250	3,032	3,017	13,729	12,369
Net interest income	35,454	33,830	33,783	32,428	32,079	135,495	120,410
Provision for portfolio loan losses	964	3,038	716	833	543	5,551	4,872
Provision reversal for purchased credit impaired loans	(343)	(1,194)	(336)	(73)	(917)	(1,946)	(4,414)
Net interest income after provision for loan losses	34,833	31,986	33,403	31,668	32,453	131,890	119,952

NONINTEREST INCOME
Deposit service charges	2,184	2,200	2,188	2,043	2,025	8,615	7,923
Wealth management revenue	1,729	1,694	1,644	1,662	1,716	6,729	7,007
State tax credit activity, net	1,748	228	153	518	1,651	2,647	2,720
Gain (loss) on sale of other real estate	1,235	(226)	706	122	81	1,837	142
Gain on sale of investment securities	—	86	—	—	—	86	23
Change in FDIC loss share receivable	—	—	—	—	(580)	—	(5,030)
Other income	2,133	2,994	2,358	1,660	1,664	9,145	7,890
Total noninterest income	9,029	6,976	7,049	6,005	6,557	29,059	20,675

NONINTEREST EXPENSE
Employee compensation and benefits	12,448	12,091	12,660	12,647	11,833	49,846	46,095
Occupancy	1,892	1,705	1,609	1,683	1,653	6,889	6,573
FDIC loss share termination	—	—	—	—	2,436	—	2,436
FDIC clawback	—	—	—	—	—	—	760
Other	8,841	7,018	7,084	6,432	6,964	29,375	26,362
Total noninterest expenses	23,181	20,814	21,353	20,762	22,886	86,110	82,226

Income before income tax expense	20,681	18,148	19,099	16,911	16,124	74,839	58,401
Income tax expense	7,053	6,316	6,747	5,886	5,445	26,002	19,951
Net income	$13,628	$11,832	$12,352	$11,025	$10,679	$48,837	$38,450

Basic earnings per share	$0.68	$0.59	$0.62	$0.55	$0.53	$2.44	$1.92
Diluted earnings per share	0.67	0.59	0.61	0.54	0.52	2.41	1.89

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	At the Quarter ended
(in thousands)	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
BALANCE SHEETS
ASSETS
Cash and due from banks	$54,288	$56,789	$50,370	$56,251	$47,935
Interest-earning deposits	145,494	63,690	60,926	50,982	47,222
Debt and equity investments	556,100	540,429	538,431	524,320	512,939
Loans held for sale	9,562	7,663	9,669	6,409	6,598

Portfolio loans	3,118,392	3,037,705	2,883,909	2,832,616	2,750,737
Less: Allowance for loan losses	37,565	37,498	35,498	34,373	33,441
Portfolio loans, net	3,080,827	3,000,207	2,848,411	2,798,243	2,717,296
Purchased credit impaired loans, net of the allowance for loan losses	33,925	41,016	47,978	53,908	64,583
Total loans, net	3,114,752	3,041,223	2,896,389	2,852,151	2,781,879

Other real estate	980	2,959	4,901	9,880	8,366
Fixed assets, net	14,910	14,498	14,512	14,812	14,842
State tax credits, held for sale	38,071	44,180	44,918	45,305	45,850
Goodwill	30,334	30,334	30,334	30,334	30,334
Intangible assets, net	2,151	2,357	2,589	2,832	3,075
Other assets	114,686	105,522	108,626	116,629	109,443
Total assets	$4,081,328	$3,909,644	$3,761,665	$3,709,905	$3,608,483

LIABILITIES AND SHAREHOLDERS' EQUITY
Noninterest-bearing deposits	$866,756	$762,155	$753,173	$719,652	$717,460
Interest-bearing deposits	2,366,605	2,362,670	2,275,063	2,212,094	2,067,131
Total deposits	3,233,361	3,124,825	3,028,236	2,931,746	2,784,591
Subordinated debentures	105,540	56,807	56,807	56,807	56,807
Federal Home Loan Bank advances	—	129,000	78,000	130,500	110,000
Other borrowings	276,980	190,022	200,362	193,788	270,326
Other liabilities	78,349	27,892	26,631	37,680	35,930
Total liabilities	3,694,230	3,528,546	3,390,036	3,350,521	3,257,654
Shareholders' equity	387,098	381,098	371,629	359,384	350,829
Total liabilities and shareholders' equity	$4,081,328	$3,909,644	$3,761,665	$3,709,905	$3,608,483

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	For the Quarter ended
($ in thousands)	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
LOAN PORTFOLIO
Commercial and industrial	$1,632,714	$1,598,815	$1,540,457	$1,544,980	$1,484,327
Commercial real estate	894,956	855,971	799,352	773,535	771,023
Construction real estate	194,542	188,856	171,778	175,324	161,061
Residential real estate	240,760	233,960	211,155	202,255	196,498
Consumer and other	155,420	160,103	161,167	136,522	137,828
Total portfolio loans	3,118,392	3,037,705	2,883,909	2,832,616	2,750,737
Purchased credit impaired loans	39,769	47,449	56,529	63,477	74,758
Total loans	$3,158,161	$3,085,154	$2,940,438	$2,896,093	$2,825,495

DEPOSIT PORTFOLIO
Noninterest-bearing accounts	$866,756	$762,155	$753,173	$719,652	$717,460
Interest-bearing transaction accounts	731,539	633,100	628,505	589,635	564,420
Money market and savings accounts	1,161,907	1,241,725	1,124,528	1,161,610	1,146,523
Brokered certificates of deposit	117,145	137,592	166,507	157,939	39,573
Other certificates of deposit	356,014	350,253	355,523	302,910	316,615
Total deposit portfolio	$3,233,361	$3,124,825	$3,028,236	$2,931,746	$2,784,591

AVERAGE BALANCES
Portfolio loans	$3,067,124	$2,947,949	$2,868,430	$2,777,456	$2,631,256
Purchased credit impaired loans	42,804	53,198	59,110	69,031	77,485
Loans held for sale	6,273	10,224	6,102	4,563	5,495
Debt and equity investments	527,601	527,516	528,120	514,687	521,679
Interest-earning assets	3,767,272	3,589,080	3,506,801	3,413,792	3,304,827
Total assets	3,993,132	3,814,918	3,734,192	3,641,308	3,528,423
Deposits	3,242,561	3,069,156	2,931,888	2,811,209	2,832,313
Shareholders' equity	386,147	377,861	366,132	355,980	348,908
Tangible common equity	353,563	345,061	333,093	322,698	315,380

YIELDS (fully tax equivalent)
Portfolio loans	4.24%	4.25%	4.20%	4.19%	4.16%
Purchased credit impaired loans	37.07%	23.07%	30.07%	22.67%	24.79%
Total loans	4.69%	4.58%	4.72%	4.64%	4.75%
Debt and equity investments	2.22%	2.25%	2.28%	2.34%	2.27%
Interest-earning assets	4.21%	4.18%	4.30%	4.23%	4.27%
Interest-bearing deposits	0.49%	0.49%	0.47%	0.46%	0.48%
Total deposits	0.37%	0.37%	0.36%	0.34%	0.36%
Subordinated debentures	3.64%	2.59%	2.56%	2.47%	2.26%
Borrowed funds	0.27%	0.32%	0.35%	0.31%	0.24%
Cost of paying liabilities	0.58%	0.52%	0.50%	0.48%	0.50%
Net interest margin	3.79%	3.80%	3.93%	3.87%	3.91%

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	For the Quarter ended
(in thousands, except % and per share data)	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
ASSET QUALITY
Net charge-offs (recoveries)[1]	$897	$1,038	$(409)	$(99)	$(647)
Nonperforming loans[1]	14,905	19,942	12,813	9,513	9,100
Classified assets	93,452	101,545	87,532	73,194	67,761
Nonperforming loans to total loans[1]	0.48%	0.66%	0.44%	0.34%	0.33%
Nonperforming assets to total assets[2]	0.39%	0.59%	0.47%	0.52%	0.48%
Allowance for loan losses to total loans[1]	1.20%	1.23%	1.23%	1.21%	1.22%
Allowance for loan losses to nonperforming loans[1]	252.0%	188.0%	277.0%	361.3%	367.5%
Net charge-offs (recoveries) to average loans (annualized)[1]	0.12%	0.14%	(0.06)%	(0.01)%	(0.10)%

WEALTH MANAGEMENT
Trust assets under management	$1,033,577	$929,946	$897,322	$878,236	$872,877
Trust assets under administration	1,652,471	1,535,033	1,490,389	1,470,974	1,477,917

MARKET DATA
Book value per common share	$19.31	$19.07	$18.60	$17.98	$17.53
Tangible book value per common share	$17.69	$17.43	$16.95	$16.32	$15.86
Market value per share	$43.00	$31.25	$27.89	$27.04	$28.35
Period end common shares outstanding	20,045	19,988	19,979	19,993	20,017
Average basic common shares	20,009	19,997	20,003	20,004	20,007
Average diluted common shares	20,309	20,224	20,216	20,233	20,386

CAPITAL
Total risk-based capital to risk-weighted assets	13.48%	12.01%	12.16%	12.02%	11.85%
Tier 1 capital to risk-weighted assets	10.99%	10.82%	10.92%	10.77%	10.61%
Common equity tier 1 capital to risk-weighted assets	9.52%	9.33%	9.38%	9.20%	9.05%
Tangible common equity to tangible assets	8.76%	8.99%	9.08%	8.87%	8.88%

[1]Portfolio loans only
[2]Excludes purchased credit impaired ("PCI") loans and related assets, except for inclusion in total assets.

ENTERPRISE FINANCIAL SERVICES CORP
RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	For the Quarter ended					For the Year ended
($ in thousands, except per share data)	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
CORE PERFORMANCE MEASURES
Net interest income	$35,454	$33,830	$33,783	$32,428	$32,079	$135,495	$120,410
Less: Incremental accretion income	3,279	2,296	3,571	2,834	3,412	11,980	12,792
Core net interest income	32,175	31,534	30,212	29,594	28,667	123,515	107,618

Total noninterest income	9,029	6,976	7,049	6,005	6,557	29,059	20,675
Less: Gain (loss) on sale of other real estate from PCI loans	1,085	(225)	705	—	81	1,565	107
Less: Other income from PCI assets	95	287	239	—	—	621	—
Less: Gain on sale of investment securities	—	86	—	—	—	86	23
Less: Change in FDIC loss share receivable	—	—	—	—	(580)	—	(5,030)
Core noninterest income	7,849	6,828	6,105	6,005	7,056	26,787	25,575

Total core revenue	40,024	38,362	36,317	35,599	35,723	150,302	133,193

Provision for portfolio loan losses	964	3,038	716	833	543	5,551	4,872

Total noninterest expense	23,181	20,814	21,353	20,762	22,886	86,110	82,226
Less: Merger related expenses	1,084	302	—	—	—	1,386	—
Less: Facilities disposal	1,040	—	—	—	—	1,040	—
Less: Other expenses related to PCI loans	172	270	325	327	423	1,094	1,558
Less: Executive severance	—	—	332	—	—	332	—
Less: FDIC loss share termination	—	—	—	—	2,436	—	2,436
Less: FDIC clawback	—	—	—	—	—	—	760
Less: Other non-core expenses	(209)	—	250	—	—	41	—
Core noninterest expense	21,094	20,242	20,446	20,435	20,027	82,217	77,472

Core income before income tax expense	17,966	15,082	15,155	14,331	15,153	62,534	50,849
Core income tax expense[1]	6,021	5,142	5,237	4,897	5,073	21,297	17,058
Core net income	$11,945	$9,940	$9,918	$9,434	$10,080	$41,237	$33,791

Core diluted earnings per share	$0.59	$0.49	$0.49	$0.47	$0.49	$2.03	$1.66
Core return on average assets	1.19%	1.04%	1.07%	1.04%	1.13%	1.09%	1.00%
Core return on average common equity	12.31%	10.47%	10.89%	10.66%	11.46%	11.10%	10.08%
Core return on average tangible common equity	13.44%	11.46%	11.98%	11.76%	12.68%	12.18%	11.22%
Core efficiency ratio	52.70%	52.77%	56.30%	57.40%	56.06%	54.70%	58.17%

NET INTEREST MARGIN TO CORE NET INTEREST MARGIN (FULLY TAX EQUIVALENT)
Net interest income	$35,884	$34,263	$34,227	$32,887	$32,546	$137,261	$122,141
Less: Incremental accretion income	3,279	2,296	3,571	2,834	3,412	11,980	12,792
Core net interest income	$32,605	$31,967	$30,656	$30,053	$29,134	$125,281	$109,349

Average earning assets	$3,767,272	$3,589,080	$3,506,801	$3,413,792	$3,304,827	$3,570,186	$3,163,339
Reported net interest margin	3.79%	3.80%	3.93%	3.87%	3.91%	3.84%	3.86%
Core net interest margin	3.44%	3.54%	3.52%	3.54%	3.50%	3.51%	3.46%

[1]Non-core income tax expense calculated at 38% of non-core pretax income.

	At the Quarter ended
($ in thousands)	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015
REGULATORY CAPITAL TO RISK-WEIGHTED ASSETS
Shareholders' equity	$387,098	$381,098	$371,629	$359,384	$350,829
Less: Goodwill	30,334	30,334	30,334	30,334	30,334
Less: Intangible assets, net of deferred tax liabilities	800	873	958	1,048	759
Less: Unrealized gains (losses)	(1,741)	4,668	5,517	3,929	218
Plus: Other	24	24	23	23	35
Common equity tier 1 capital	357,729	345,247	334,843	324,096	319,553
Plus: Qualifying trust preferred securities	55,100	55,100	55,100	55,100	55,100
Plus: Other	36	35	35	35	23
Tier 1 capital	412,865	400,382	389,978	379,231	374,676
Plus: Tier 2 capital	93,484	44,006	44,124	44,017	43,691
Total risk-based capital	$506,349	$444,388	$434,102	$423,248	$418,367

Total risk-weighted assets	$3,756,960	$3,699,757	$3,570,437	$3,521,433	$3,530,521

Common equity tier 1 capital to risk-weighted assets	9.52%	9.33%	9.38%	9.20%	9.05%
Tier 1 capital to risk-weighted assets	10.99%	10.82%	10.92%	10.77%	10.61%
Total risk-based capital to risk-weighted assets	13.48%	12.01%	12.16%	12.02%	11.85%

SHAREHOLDERS' EQUITY TO TANGIBLE COMMON EQUITY AND TOTAL ASSETS TO TANGIBLE ASSETS
Shareholders' equity	$387,098	$381,098	$371,629	$359,384	$350,829
Less: Goodwill	30,334	30,334	30,334	30,334	30,334
Less: Intangible assets	2,151	2,357	2,589	2,832	3,075
Tangible common equity	$354,613	$348,407	$338,706	$326,218	$317,420

Total assets	$4,081,328	$3,909,644	$3,761,665	$3,709,905	$3,608,483
Less: Goodwill	30,334	30,334	30,334	30,334	30,334
Less: Intangible assets	2,151	2,357	2,589	2,832	3,075
Tangible assets	$4,048,843	$3,876,953	$3,728,742	$3,676,739	$3,575,074

Tangible common equity to tangible assets	8.76%	8.99%	9.08%	8.87%	8.88%